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SEC 1746 Potential persons who are to respond to the collection of information contained in this form (2-98) are not required to respond unless the form displays a currently valid OMB control number.
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                                     UNITED
                                     STATES
                             SECURITIES AND EXCHANGE
                                   COMMISSION
                             Washington, D.C. 20549

                                                           OMB APPROVAL
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                                                           OMB NUMBER: 3235-0145
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                                                           Expires:
                                                           October 31, 2002
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                                                           Estimated average
                                                           burden Hours per
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                                  SCHEDULE 13D
                        UNDER THE SECURITIES ACT OF 1934
                              (AMENDMENT NO. ___)*



                             U.S. HOME & GARDEN INC.
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                                (NAME OF ISSUER)



                          COMMON STOCK, $.001 PAR VALUE
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                         (TITLE OF CLASS OF SECURITIES)



                                   902939 10 7
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                                 (CUSIP NUMBER)



                                Ethan Seer, Esq.
                                 Blank Rome LLP
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 885-5000
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                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS)



                                 March 18, 2004
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF SS.SS.240.13D-1(E, 240.13D-1(F) OR 240.13D-1(G), CHECK THE FOLLOWING BOX |_|.

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE SS.240.13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP NO. 902939 10 7
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1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
              Robert Howard ###-##-####
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2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (SEE INSTRUCTIONS)
              (A) |_|    (B) |_|
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              SEC USE ONLY

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4.             SOURCE OF FUNDS (SEE INSTRUCTIONS)

               oo
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5.            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEMS 2(D) or 2(E)       |_|
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6.            CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
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NUMBER OF     7.     SOLE VOTING POWER*
SHARES                  24,447,786
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BENEFICIALLY  8.     SHARED VOTING POWER
OWNED BY                -
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EACH          9.     SOLE DISPOSITIVE POWER*
REPORTING               24,447,786
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PERSON WITH   10.    SHARED DISPOSITIVE POWER
                        -
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11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                24,447,786
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12.           CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
              (SEE INSTRUCTIONS) |_|
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13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                36.1%
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14.           TYPE OF REPORTING PERSON*
                IN
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*  See Item 5

Item 1.     Security and Issuer.

            This statement relates to the Common Stock, par value $.001 per share ("Common Stock"), issued by U.S. Home & Garden Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 3590 East Columbia, Tucson, Arizona 85714.

Item 2.     Identity and Background.

            This statement is filed by Robert Howard (the "Reporting Person"). The address of the Reporting Person is 303 East 37th Street, Apt. 38G, New York, New York 10022. The Reporting Person is a United States citizen. The Reporting Person is the Chairman of the Board of Directors and Secretary of the Company.

            The Reporting Person has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.     Source and Amount of Funds or other Consideration.

            All of the shares of Common Stock reported in Item 5 as beneficially owned by the Reporting Person were acquired by the Reporting Person in exchange for 754 shares of Ionatron ("Ionatron") Common Stock, par value $.01 per share, owned by the Reporting Person, pursuant to the terms of the merger of Ionatron Acquisition Corp., a wholly owned subsidiary of the Company, with and into Ionatron (the "Merger"), which was consummated on March 18, 2004.

Item 4.     Purpose of Transaction.

            The shares reported in Item 3 herein were acquired by the Reporting Person for investment purposes. The Reporting Person may make purchases of Common Stock from time to time and may dispose of any or all of the shares of Common Stock beneficially owned by him (to the extent he has dispositive power over such shares) at any time. The Reporting Person has no plans or proposals which relate to, or could result in any of the matters referred to in Paragraphs
(b) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

            (a)-(b) According to the Company there were 67,798,339 outstanding shares of Common Stock on March 18, 2004. Immediately after the consummation of the Merger, the Reporting Person beneficially owned 24,447,786 shares of Common Stock of the Company which comprises 36.1% of the issued and outstanding Common Stock. All such shares are directly owned by the Reporting Person. In addition, the Reporting Person has voting and dispositive power as escrow agent with respect to 2,324,351 shares of Common Stock. The Reporting Person disclaims beneficial ownership of the shares held in escrow.

            (c) In connection with the Merger, the Reporting Person acquired beneficial ownership of 24,447,786 shares of Common Stock in exchange for the 754 shares of common stock of Ionatron owned by the Reporting Person immediately prior to the Merger.

            (d) The Reporting Person affirms that no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      There are no contracts, arrangements, understandings or relationships with the Reporting Person or any other person with respect to the securities of the Company, including but not limited to transfer or voting of any other securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits or loss or the giving or withholding of proxies.


Item 7.     Materials to be filed as Exhibits.


      Amended and Restated Plan and Agreement of Merger dated March 17, 2004, by and among the Company, Ionatron Acquisition Corp., a wholly owned subsidiary of the Company, Robert Kassel (for the limited purposes set forth therein), Fred Heiden (for the limited purposes set forth therein), Ionatron and the stockholders of Ionatron (incorporated by reference to Exhibit 2(a) to the Company's Current Report on Form 8-K dated March 24, 2004).

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE: March 24, 2004



                                        /s/ Robert Howard
                                        -----------------
                                            Robert Howard